UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38261

Kaixin Holdings

(Registrant’s name)

Complex Building Room 211

18 Dong Quan Avenue

Luoyang Town, Taishun County

Wenzhou, Zhejiang Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENT

This Current Report on Form 6-K, including the exhibits filed herein, in connection with the unaudited consolidated financial results for the six months ended June 30, 2025 of Kaixin Holdings (“Kaixin” or the “Company”) is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-272954) of the Company and shall form a part thereof from the date on which this Current Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

First Half of 2025 Highlights

•	Total net revenues was US$95,000, representing an increase of 100% from US$nil in the first half of 2024.

•	Gross profit was US$95,000, representing an increase of 100% from US$nil in the first half of 2024.

•	Loss from operations was US$8.7 million, representing an increase of 51% from the loss from operations of US$5.7 million in the first half of 2024.

•	Net loss attributable to the Company was US$8.4 million, representing an increase of 57% from the net loss attributable to the Company of US$5.4 million in the first half of 2024.

•	Adjusted loss from operations (non-GAAP)[1] was US$3.0 million, compared to an adjusted loss from operations of US$4.3 million in the first half of 2024.

•	Adjusted net loss (non-GAAP)[2] was US$2.7 million, compared to an adjusted net loss of US$3.9 million in the first half of 2024.

First Half 2025 Results

Total net revenues were US$95,000, representing an increase of 100% from US$nil in the first half of 2024. The revenue increase was mainly due to provision of consulting services relating to design and development of electric vehicles to customers.

Gross profit was US$95,000, resulting from rendering consulting services.

Operating expenses were US$8.7 million, significantly higher than that of US$5.7 million in the first half of 2024. The difference in operating expenses between the two periods was largely due to the increase of US$3.8 million in general and administrative expenses.

Selling and marketing expenses were US$65,000, compared to $838 thousand in the first half of 2024.

General and administrative expenses were US$8.7 million, compared to that of US$4.9 million in the first half of 2024. The increase was primarily due to an increase of US$4.3 million in share-based compensation expenses recognized in the first half of 2025, partially net off a decrease of US$1.3 million in other administrative expenses.

Loss from operations was US$8.7 million, compared with a loss of US$5.7 million in the first half of 2024. The difference in loss from operations between the two periods was largely due to the increase in operating expenses in the first half of 2025.

Net loss attributable to the Company was US$8.4 million, representing an increase of approximately 57% compared to that of US$5.4 million in the first half of 2024.

Adjusted loss from operations (non-GAAP)1 was US$3.0 million, compared to an adjusted loss from operations of US$4.3 million in the first half of 2024.

Adjusted net loss (non-GAAP)2 was US$2.7 million, compared to an adjusted net loss of US$3.9 million in the first half of 2024.

1.	Adjusted loss from operations is a non-GAAP measure. We define adjusted loss from operations as loss from operations excluding share-based compensation expenses. See “About Non-GAAP Financial Measures” below.

2.	Adjusted net loss is a non-GAAP measure. We define adjusted net loss as net loss excluding share-based compensation expenses. See “About Non-GAAP Financial Measures” below.

About Non-GAAP Financial Measures

To supplement Kaixin’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Kaixin uses “adjusted loss from operations” and “adjusted net loss”, which are defined as non-GAAP financial measures by the SEC, in evaluating its business. We define adjusted loss from operations as loss from operations excluding share-based compensation expenses. To facilitate investors and analysts, we present the foresaid impact in “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” retrospectively. We present adjusted loss from operations and adjust net income (loss) because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

These non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP.

About Kaixin Holdings

Kaixin Holdings is committed to transitioning into an AI-driven tech business located in China. XINGCAN utilizes AI technologies to develop and operate online live streaming education platforms and packages, serving both domestic and international audiences. Through the proposed acquisition, Kaixin enters the AI education business and aims to expand its AI capacity into new areas to create more growth opportunities.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" or other similar expressions. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Exhibit Index

Exhibit	Description

99.1	Kaixin Holdings Unaudited Consolidated Financial Statements for the First Half of 2025
99.2	Reconciliation of Non-GAAP Results of Operations Measures to the Comparable GAAP Financial Measures
99.3	Securities Purchase Agreement dated as of August 6, 2025

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kaixin Holdings

Date: September 12, 2025	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer